Exhibit 21 - Subsidiaries of the Small Business Issuer

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
Assured Pharmacy DME, Corp.	Nevada	Assured Pharmacy DME, Corp.
Assured Pharmacy Gresham, Inc.	Nevada	Assured Pharmacy Gresham, Inc.
Assured Pharmacy Irvine, Inc.	Nevada	Assured Pharmacy Irvine, Inc.
Assured Pharmacy Los Angeles 1, Inc.	Nevada	Assured Pharmacy Los Angeles 1, Inc.
Assured Pharmacy Plus, Corp.	Nevada	Assured Pharmacy Plus, Corp.
Assured Pharmacies, Inc.	Louisiana	Assured Pharmacies, Inc.
Assured Pharmacies Northwest, Inc.	Nevada	Assured Pharmacies Northwest, Inc.